Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

April 29, 2013	Peter M. Fass Member of the Firm d 212.969.3445 f 212.969.2900 pfass@proskauer.com www.proskauer.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Laura S. Crotty and Eric Envall

RE:	RCS Capital Corporation Registration Statement on Form S-1 Filed February 22, 2013 File No. 333-186819

Dear Ms. Crotty:

On behalf of our client, RCS Capital Corporation (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 10, 2013 (the “Comment Letter”), with respect to the registration statement on Form S-1 filed by the Company with the Commission on February 22, 2013, as amended March 28, 2013 (No. 333-186819).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter and in Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Amendment No. 2 has been filed by the Company today.

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 2. All page number references in the Company’s responses are to page numbers in Amendment No. 2.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC.

April 29, 2013 Page 2

General

1.	We have read your response to comments 5, 35, 49, and 55; however, we do not see how you have addressed our comments in their entirety. Please revisit our prior comments and elaborate why pro forma information is not applicable, or revise to present such information.

The Company has provided the following pro forma financial information:

In response to comment 5 of the Staff’s letter dated March 21, 2013, the Company has provided pro forma financial statements in accordance with Article 11 of Regulation S-X that address the proposed reorganization and offering. The unaudited pro forma combined consolidated financial statements including statements of financial condition as of March 31, 2013 and statements of income for the three months ended March 31, 2013 and the year ended December 31, 2012 can be found on pages 49 to 55.

In response to comment 35 of the Staff’s letter dated March 21, 2013, the Company has revised its capitalization table on page 46 to include a column to depict the effect of the reorganization and offering as derived from the Article 11 pro forma combined consolidated statements of financial condition as of March 31, 2013.

In response to comment 49 of the Staff’s letter dated March 21, 2013, the Company has considered supplementing the historical financial statements of RCS Capital Corporation with pro forma financial data, but has concluded that the financial statements would not be misleading without the inclusion of pro forma information, partially due to the fact that the reorganization and offering have not yet occurred. However, the Company included language in the notes to the audited December 31, 2012 financial statements and the interim March 31, 2013 financial statements describing the proposed reorganization and share offering.

In response to comment 55 of the Staff’s letter dated March 21, 2013, the Company has considered supplementing the historical financial statements of Realty Capital Securities, LLC with pro forma financial data but has concluded that the financial statements would not be misleading without the inclusion of pro forma information, primarily because the impact of the reorganization on this entity is a change in the structure of the limited liability company member ownership and would not change the stand alone financial statements of Realty Capital Securities, LLC, even after the change occurs.

Overview, page 1

2.	We note your response to prior comment 8. Your use of the phrase “intends to” rather than “expects to” does not provide any more detail regarding the certainty of these potential relationships. Please revise to provide enough detail so that a potential shareholder can better understand whether or not these relationships will be consummated.

Detail has been provided regarding the certainty of potential relationships. Please see pages 1, 2 and 73.

3.	In reference to your response to prior comment 9, we note that you have not revised your use of the word “acuity” on page 7 under the subheading “Comprehensive Services.” Please revise.

The disclosure has been revised as requested. Please see page 7.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

RCS Capital Corporation, page 48

Liquidity and Capital Resources, page 50

4.	We note your response to prior comment 38, including your revised disclosure on page 50. Please revise your disclosure to discuss the expected impact to your liquidity and capital resources resulting from the Management Agreement and the Tax Receivable Agreement entered into as part of the planned reorganization as discussed on pages 38 through 41. Refer to Item 303(A)(1) of Regulation S-K.

The Company has revised the disclosure to discuss the expected impact on its liquidity and capital resources resulting from the management agreement and tax receivable agreement entered into; but the management fee agreement was deemed unnecessary in the RCS Capital Corporation disclosure because the management fee is being paid directly by the operating subsidiaries. For this reason, discussion regarding the management fee agreement has been included in the liquidity and capital resources disclosure of the operating subsidiaries. Please see pages 59 and 69.

Realty Capital Securities, page 51

April 29, 2013 Page 3

Results of Operations, page 53

5.	We note your response to prior comment 50 and the revisions to the statements of financial condition and operations. In an effort to provide greater transparency and to provide an investor with sufficient granularity into your financial condition and operations, please expand your discussion and analysis to address the changes in affiliated and non-affiliated revenues (e.g. disaggregate your discussion of commissions and dealer management fees and provide quantification for both affiliated and non-affiliated products) and discuss each significant category of expenses as necessary. Refer to Item 303 of Regulation S-K and the SEC’s Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>.

The discussion and analysis has been revised as requested. Please see pages 62 to 68.

Liquidity and Capital Resources, page 54

Cash Flows, page 55

6.	Please revise your disclosures to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items (e.g. provide an explanation of the significant change in your receivables, accounts payable and accrued liabilities, and payables to broker-dealers). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC’s Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm> as it relates to liquidity and capital resources.

The Company has revised the section as requested. Please see page 69.

Business, page 56

American Realty Capital-Sponsored Direct Investment Programs and Publicly Traded REITs for Which our Wholesale Broker-Dealer Provided Exclusive Dealer Manager and Other Services, page 69

7.	We note your response to prior comment 41. Please expand this discussion to provide more detail regarding the “certain advisory services” you provided in connection with ARCP’s follow-on offerings.

The paragraph has been revised as requested. Please see page 84.

Realty Capital Securities, LLC

Note 2. Summary of Significant Accounting Policies, page F-10

April 29, 2013 Page 4

Revenue Recognition, page F-10

8.	We note your response to prior comment 52. Tell us and revise your revenue recognition policy disclosure to address the following related to your commission revenues:

•	whether commissions and dealer manager fees are negotiated under the same contract or under separate contracts;
•	whether you have sole discretion related to third-party commissions; and
•	if you redistribute 100% of your commission revenues to third-parties, disclose this (here and in your critical accounting policies and estimates) and indicate if this is an industry standard.

The Company has revised the revenue recognition policy disclosure to address the points raised by the Staff. Please see the sections entitled “Critical Accounting Policies and Estimates” on pages 61 to 62 and “Summary of Significant Accounting Policies” on pages F-11 to F-12 and F-24 to F-25.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass

Peter M. Fass, Esq.